Stirling Bridge Group, Inc.

37 N. Orange Ave., Ste. 500

Orlando, Fl. 32801

December 20, 2022

REQUEST FOR QUALIFICATION

Mr. Robert Arzonetti

Mr. J. Nolan McWilliams

Re: Stirling Bridge Group, Inc.

Form 1/A – Filed November 17, 2022, as last amended December 16, 2022

File No. 024-12064

Dear Messrs. Arzonetti and McWilliams,

On behalf of Stirling Bridge Group, Inc. (the “Company”), I hereby request qualification of the above-referenced Form 1/A on Thursday, December 22, 2022, at 4:00 PM, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jim Byrd
President and CEO
Stirling Bridge Group, Inc.